Prospector
Consolidated Resources Inc.

02028208

SUPPL

20th March, 2002

U.S. Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street North West
Washington, D.C. 20549
U.S.A.

RECEIVED
APR - 1 2002
365

Dear Sirs,

Re: File No. 82 - 3258

We are pleased to enclose for your records copies of Form 45-902F (formerly Form 20) in relation to recent share issues by this company as well as copies of Form 53-901F – Material Change Reports under Section 85(1) of the Securities Act in regard to recent property transactions and stock option grants. Also enclosed are copies of Press Announcements released on January 17, 18 and 22, 2002, February 6 and 15, 2002 and March 4 and 13, 2002, in regard to these matters.

Yours truly,

Peter Bryant
President

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

4/10

Suite 704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7
Tel: (604) 687-8863; Fax: (604) 687-6830
Email – pbryant@prospectorint.com

This is the form required under section 139 of the *Securities Rules* and, if applicable by an order issued under section 76 of the *Securities Act*.

FORM 45 – 902F (Formerly Form 20)
Securities Act

Report of Exempt Distribution

Report of a distribution made under Section 74(2)(1) to (5), (8) to (10),(11)(i), (14), (16)(i), (18), (19) or (23) to (26)of the *Securities Act*, or section 128 (a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, BC, V6B 3H7
Telephone: (604) 687-8863

2. State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

The issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

An aggregate of 100,000 common shares in respect of a property transaction.

4. Date of the distribution(s) of the security.

March 15, 2002.

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

Section 74 (2) (18) of the Securities Act

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause(a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

Name and Address	Number of Securities Acquired	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act\Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Pineview Enterprises 802-789 Jervis St. Vancouver, B.C. V6E 2B1 (beneficial owner Peter & Ann Bryant)	12,500	$0.40	$5000	74 (2) 18
William Chornobay 5996-188th St., Cloverdale, B.C. V3S 7M1	2,500	$0.40	$1000	74 (2) 18
Longshot Capital Inc. 3rd Fl, 1380 Burrard St. Vancouver, B.C. V6Z 2H3 (beneficial owner Greg Clarks)	10,000	$0.40	$4000	74 (2) 18
Terrence E. King 1300-1111 West Georgia St. Vancouver, B.C., V6E 4M3	10,000	$0.40	$4000	74 (2) 18
C. Martin & Associates 3rd Fl., Guinness Tower 1055 West Hastings St. Vancouver, B.C. V6E 2E9 (beneficial owner Celia Martin)	10,000	$0.40	$4000	74 (2) 18
Wilf Krickhan 12481 Old Yale Road Surrey, B.C., V3V 3X9	15,000	$0.40	$6000	74 (2) 18
Bart Jaworski 2754 West 20th Ave. Vancouver, B.C., V6L 1H2	10,000	$0.40	$4000	74 (2) 18
Greg White 1822 West 35th Ave, Vancouver, B.C., V6M 1H4	6,250	$0.40	$2500	74 (2) 18
Douglas Chysik 15095 Royal Ave. White Rock, B.C., V4B 1M1	6,250	$0.40	$2500	74 (2) 18
517769 BC Ltd 5996-188th St. Cloverdale, B,C, V3S 7M1 (beneficial owner Joanne Zywieki)	17,500	$0.40	$7000	74 (2) 18

(b) **The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.**

Not applicable

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$40,000 (Deemed Value)

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Not applicable

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

Not applicable

10. **If the distribution of the security was made under section 128(h) of the Rules, state**

    (a) **the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and**

    N/A

    (b) **the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.**

    N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 20th day of March, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.
Name of issuer (please print)

Signature of authorized signatory

Peter S. Bryant, President and Director .
Name and office of authorized signatory (please print)

IT IS AN OFFENSES FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

PROSPECTOR
CONSOLIDATED RESOURCES INC.

704 – 525 Seymour Street., Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

NEWS RELEASE

13th March, 2002 **Canadian Venture Exchange Symbol – PRR**

The Company is pleased to announce that pursuant to the terms of an agreement entered into with The Prime Properties Syndicate (the "Syndicate") on August 18, 1999, as amended by Letters of Agreement dated March 9, 2001, and March 12, 2002, the Syndicate has agreed to accept the issuance of 100,000 shares in settlement of the option payment of $100,000 due on its Coffee Creek property on or before December 31, 2002. The proposed issuance of the aforesaid shares is subject to the consent of the Canadian Venture Exchange.

As previously disclosed, two directors of the Company are minority members of the Syndicate. Their interest in this transaction has been disclosed to the board of directors of the Company and they accordingly abstained from voting on this issue.

The Company has also advised the Syndicate that it does not intend proceeding with the option granted to it to acquire an undivided 70% interest in the Rude Creek claims. Accordingly, the Company will not proceed with the issue of further shares on March 22, 2002, as contemplated by the option agreement.

On behalf of the Board

"Peter Bryant"

Peter Bryant, President

FORM 53-901F.
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

March 13, 2002

ITEM 3. PRESS RELEASE

March 13, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company advises that pursuant to the terms of an agreement entered into with The Prime Properties Syndicate (the "Syndicate") on August 18, 1999, as amended by Letters of Agreement dated March 9, 2001, and March 12, 2002, the Syndicate has agreed to accept the issuance of 100,000 shares in settlement of the option payment of $100,000 due on its Coffee Creek property on or before December 31, 2002. The proposed issuance of the aforesaid shares is subject to the consent of the Canadian Venture Exchange.

As previously disclosed, two directors of the Company are minority members of the Syndicate. Their interest in this transaction has been disclosed to the board of directors of the Company and they accordingly abstained from voting on this issue.

The Company has also advised the Syndicate that it does not intend proceeding with the option granted to it to acquire an undivided 70% interest in the Rude Creek claims. Accordingly, the Company will not proceed with the issue of further shares on March 22, 2002, as contemplated by the option agreement.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company advises that pursuant to the terms of an agreement entered into with The Prime Properties Syndicate (the "Syndicate") on August 18, 1999, as amended by Letters of Agreement dated March 9, 2001, and March 12, 2002, the Syndicate has agreed to

accept the issuance of 100,000 shares in settlement of the option payment of $100,000 due on its Coffee Creek property on or before December 31, 2002. The proposed issuance of the aforesaid shares is subject to the consent of the Canadian Venture Exchange.

As previously disclosed, two directors of the Company are minority members of the Syndicate. Their interest in this transaction has been disclosed to the board of directors of the Company and they accordingly abstained from voting on this issue.

The Company has also advised the Syndicate that it does not intend proceeding with the option granted to it to acquire an undivided 70% interest in the Rude Creek claims. Accordingly, the Company will not proceed with the issue of further shares on March 22, 2002, as contemplated by the option agreement.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICERS

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change report referred to herein DATED at Vancouver, British Columbia, this 14th day of March, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Sgd. "Peter Bryant"

Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

Vancouver, British Columbia
Place

PROSPECTOR CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street., Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

4th March, 2002 **Canadian Venture Exchange Symbol – PRR**

The Company announces that, subject to regulatory approval, it has retained the services of Providence Ventures Inc. effective immediately to increase the market awareness of the Company through the introduction to it's clients, associates and broker network, the dissemination of news releases and engaging in media development contacts. The term will be for a period of three months at $3,500 per month and thereafter on a month to month basis unless terminated by either party on giving ten days notice.

Neither Providence Ventures Inc. nor its management or employees own any shares in the Company at this time.

On behalf of the Board

"Peter Bryant"

Peter Bryant, President

PROSPECTOR CONSOLIDATED RESOURCES INC.

704 – 525 Seymour Street., Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

NEWS RELEASE

15th February, 2002 **Canadian Venture Exchange Symbol – PRR**

Airborne Survey to commence on Otish Mountain diamond property

The Company today announces that it has commissioned Fugro Sial Airborne Survey Inc of Montreal, Quebec to carry out an aeromagnetic survey on its property in the Otish Mountain diamond area of central Quebec. The work, which will involve some 750 kilometres of survey flying, is scheduled to commence during the week of February 18th. The survey represents the first phase of the exploration program for 2002. Any anomalies generated from the survey will be followed up by ground investigation in the summer field season.

The Otish property is situated approximately 45 kilometers west of the recent kimberlite discoveries by Ashton Mining/Soquem and immediately adjacent to the west of Majescor/BHP's Portage Property. Majescor has stated that the source of its indicator mineral anomalies may be related to major dykes of Proterozoic age which similarly exist on the Company's property. These mafic dyke systems signify deep penetrative structural zones of weakness strongly associated with kimberlite emplacement.

In other unrelated corporate matters, the Company is pleased to announce the appointment of Mr. Robert McIntosh as Director and Vice President in charge of Exploration. Mr. McIntosh, a consulting geologist by profession, has over 19 years experience in resource exploration and corporate development. His work experience includes the design, implementation, execution and management of work programs in precious and base metals, diamonds, and oil & gas, in Canada, the United States and abroad, for both public and private companies. He has been involved in and managed exploration programs for diamonds for various public companies and clients in the Northwest Territories and Nunavut since 1993.

As well, the Company advises that it is not proceeding with the grant of options announced on 6th February. In place thereof, subject to regulatory approval, it has granted a stock option to Mr. McIntosh to purchase a total of 40,000 common shares in the capital of the Company exercisable for a period of five years ending 14th February, 2007, at a price of $0.22 per share. The options will be legended with the required four month hold period.

On behalf of the Board

"Peter Bryant"

Peter Bryant, President

FORM 53-901F.
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

February 15, 2002

ITEM 3. PRESS RELEASE

February 15, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has commissioned Fugro Sial Airborne Survey Inc of Montreal, Quebec to carry out an aeromagnetic survey on its property in the Otish Mountain diamond area of central Quebec. The work, which will involve some 750 kilometres of survey flying, is scheduled to commence during the week of February 18th . The survey represents the first phase of the exploration program for 2002. Any anomalies generated from the survey will be followed up by ground investigation in the summer field season.

The Otish property is situated approximately 45 kilometers west of the recent kimberlite discoveries by Ashton Mining/Soquem and immediately adjacent to the west of Majescor/BHP's Portage Property. Majescor has stated that the source of its indicator mineral anomalies may be related to major dykes of Proterozoic age which similarly exist on the Company's property. These mafic dyke systems signify deep penetrative structural zones of weakness strongly associated with kimberlite emplacement.

In other unrelated corporate matters, the Company has announced the appointment of Mr. Robert McIntosh as Director and Vice President in charge of Exploration. Mr. McIntosh, a consulting geologist by profession, has over 19 years experience in resource exploration and corporate development. His work experience includes the design, implementation, execution and management of

work programs in precious and base metals, diamonds, and oil & gas, in Canada, the United States and abroad, for both public and private companies. He has been involved in and managed exploration programs for diamonds for various public companies and clients in the Northwest Territories and Nunavut since 1993.

As well, the Company advises that it is not proceeding with the grant of options announced on 6th February. In place thereof, subject to regulatory approval, it has granted a stock option to Mr. McIntosh to purchase a total of 40,000 common shares in the capital of the Company exercisable for a period of five years ending 14th February, 2007, at a price of $0.22 per share. The options will be legended with the required four month hold period.

ITEM 5. **<u>FULL DESCRIPTION OF MATERIAL CHANGE</u>**

The Company has commissioned Fugro Sial Airborne Survey Inc of Montreal, Quebec to carry out an aeromagnetic survey on its property in the Otish Mountain diamond area of central Quebec. The work, which will involve some 750 kilometres of survey flying, is scheduled to commence during the week of February 18th . The survey represents the first phase of the exploration program for 2002. Any anomalies generated from the survey will be followed up by ground investigation in the summer field season.

The Otish property is situated approximately 45 kilometers west of the recent kimberlite discoveries by Ashton Mining/Soquem and immediately adjacent to the west of Majescor/BHP's Portage Property. Majescor has stated that the source of its indicator mineral anomalies may be related to major dykes of Proterozoic age which similarly exist on the Company's property. These mafic dyke systems signify deep penetrative structural zones of weakness strongly associated with kimberlite emplacement.

In other unrelated corporate matters, the Company has announced the appointment of Mr. Robert McIntosh as Director and Vice President in charge of Exploration. Mr. McIntosh, a consulting geologist by profession, has over 19 years experience in resource exploration and corporate development. His work experience includes the design, implementation, execution and management of work programs in precious and base metals, diamonds, and oil & gas, in Canada, the United States and abroad, for both public and private companies. He has been involved in and managed exploration programs for diamonds for various public companies and clients in the Northwest Territories and Nunavut since 1993.

As well, the Company advises that it is not proceeding with the grant of options announced on 6th February. In place thereof, subject to regulatory approval, it has granted a stock option to Mr. McIntosh to purchase a total of 40,000 common shares in the capital of the Company exercisable for a period of five years ending 14th February, 2007, at a price of $0.22 per share. The options will be legended with the required four month hold period.

ITEM 6. **<u>RELIANCE ON SECTION 85(2) OF THE ACT</u>**

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICERS

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change report referred to herein DATED at Vancouver, Britiah Columbia, this 15th day of February, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Sgd. "Peter Bryant"

Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

Vancouver, British Columbia
Place

PROSPECTOR CONSOLIDATED RESOURCES INC.

704 – 525 Seymour Street., Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

NEWS RELEASE

6th February, 2002 **Canadian Venture Exchange Symbol – PRR**

Closing of Otish Mountain and Cor Hill property acquisitions

The Canadian Venture Exchange has accepted for filing the Sub Option agreement with Denstone Ventures Ltd announced on 22nd January, 2002, to acquire a 60% interest in the Cor Hill Property, NWT and the Letter of Agreement with Hunter Exploration Group announced on 17th January, 2002, to acquire a 100% interest in Block #23 in the Otish Mountain, Quebec.

Under the terms of the Agreement with Denstone the Company has issued 50,000 shares which are subject to a four month hold period to 5th June, 2002. Under the Letter of Agreement with Hunter Exploration the Company has issued 200,000 shares which are subject to a four month hold period to 4th June, 2002. In addition the Company has issued 20,000 shares to TransMax Investments as a finders fee which are also subject to a hold period to 4th June, 2002.

Appointment of Consulting Geologist

The Company is pleased to announce the appointment of Mr. Geoffrey Goodall, President of Global Geological Services Inc., as consulting geologist to oversee the Company's proposed exploration programs on its recently acquired Cor Hill Au-PGE-Diamond Project in the Great Bear Lake area, NWT and its Otish Mountain Diamond Prospect in Quebec. While the emphasis of the program on the Cor Hill property will be on kimberlite exploration, the previously identified Au-PGE anomalies at the Rah prospects will be re-assessed as part of the program.

Mr. Goodall is a member of the Association of Professional Engineers and Geoscientists of British Columbia and graduated from the University of British Columbia with a Bachelor of Science degree in geology in 1984. In his career to date he has been involved in mineral exploration for gold, silver, copper, molybdenum, platinum group elements, base metals and uranium in Canada, the United States, Mexico, Argentina, Ghana and the Solomon Islands.

As President of Global Geological Services he is responsible for international and domestic project development, examination, evaluation and reporting of a variety of mineral deposit types and commodities and supervision and management of exploration projects.

Grant of Options

The Company, subject to regulatory approval, has granted stock options to certain of its directors and employees to purchase up to a total of 40,000 common shares in the capital of the Company exerciseable for a period of five years ending 5th February, 2007, at a price of $0.28 per share. The options will be legended with the required four month hold period.

On behalf of the Board

"Peter Bryant"

Peter Bryant, President

This is the form required under section 139 of the *Securities Rules* and, if applicable by an order issued under section 76 of the *Securities Act*.

FORM 45 – 902F (Formerly Form 20)
Securities Act

Report of Exempt Distribution

Report of a distribution made under Section 74(2)(1) to (5), (8) to (10),(11)(i), (14), (16)(i), (18), (19) or (23) to (26)of the *Securities Act*, or section 128 (a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. **Name, address and telephone number of the issuer of the security distributed.**

   Prospector Consolidated Resources Inc.
   Suite 704
   525 Seymour Street
   Vancouver, BC, V6B 3H7
   Telephone: (604) 687-8863

2. **State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

   The issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

   An aggregate of 50,000 common shares in respect of a property transaction.

4. **Date of the distribution(s) of the security.**

   February 5, 2002.

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.**

   Section 74 (2) (18) of the Securities Act

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause(a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

Name and Address	Number of Securities Acquired	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act\Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Denstone Ventures Ltd 900-580 Hornby Street Vancouver, BC V6C 3B6	50,000	$0.30	15,000.00	74 (2) (18) Securities Act

(b) **The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.**

Not applicable

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$15,000 (Deemed Value)

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Not applicable

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

Not applicable

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 12th day of February, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.
Name of issuer (please print)

Peter Bryant
Signature of authorized signatory

Peter S. Bryant, President and Director
Name and office of authorized signatory (please print)

IT IS AN OFFENSES FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

This is the form required under section 139 of the *Securities Rules* and, if applicable by an order issued under section 76 of the *Securities Act*.

FORM 45 – 902F (Formerly Form 20)
Securities Act

Report of Exempt Distribution

Report of a distribution made under Section 74(2)(1) to (5), (8) to (10),(11)(i), (14), (16)(i), (18), (19) or (23) to (26)of the *Securities Act*, or section 128 (a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, BC, V6B 3H7
Telephone: (604) 687-8863

2. State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

The issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

An aggregate of 220,000 common shares in respect of a property transaction.

4. Date of the distribution(s) of the security.

February 4, 2002.

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

Section 74 (2) (18) of the Securities Act
Section 128 (f) of the Rules

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause(a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

Name and Address	Number of Securities Acquired	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act\Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Hunter Exploration Group 860-625 Howe Street Vancouver, BC V6C 2T6	200,000	$0.15	30,000.00	74 (2) (18) Securities Act

(b) **The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.**

Not applicable

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$33,000 (Deemed Value)

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Name and address of Agent	Compensation paid (number and type of security and /or cash amount) (Canadian $)	Price per share (Canadian $)	Name of Purchaser
TransMax Investments 902-525 Seymour Street Vancouver, BC V6B 3H7 (beneficial owner David Eaton)	20,000 shares $2,500.00	$0.15	Hunter Exploration Group

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

Not applicable

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 12th day of February, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.
Name of issuer (please print)

Signature of authorized signatory

Peter S. Bryant, President and Director
Name and office of authorized signatory (please print)

IT IS AN OFFENSES FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FORM 53-901F.
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. **REPORTING ISSUER**

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. **DATE OF MATERIAL CHANGE**

February 6, 2002

ITEM 3. **PRESS RELEASE**

February 6, 2002 - Vancouver, British Columbia

ITEM 4. **SUMMARY OF MATERIAL CHANGE**

Closing of Otish Mountain and Cor Hill property acquisitions

The Canadian Venture Exchange has accepted for filing the Sub Option agreement with Denstone Ventures Ltd announced on 22nd January, 2002, to acquire a 60% interest in the Cor Hill Property, NWT and the Letter of Agreement with Hunter Exploration Group announced on 17th January, 2002, to acquire a 100% interest in Block #23 in the Otish Mountain, Quebec.

Under the terms of the Agreement with Denstone the Company has issued 50,000 shares which are subject to a four month hold period to 5th June, 2002. Under the Letter of Agreement with Hunter Exploration the Company has issued 200,000 shares which are subject to a four month hold period to 4th June, 2002. In addition the Company has issued 20,000 shares to TransMax Investments as a finders fee which are also subject to a hold period to 4th June, 2002.

Appointment of Consulting Geologist

The Company has appointed Mr. Geoffrey Goodall, President of Global Geological Services Inc., as consulting geologist to oversee the Company's proposed exploration programs on its recently acquired Cor Hill Au-PGE-Diamond Project in the Great Bear Lake area, NWT and its Otish Mountain Diamond Prospect in Quebec. While the emphasis of the program on the Cor Hill property will be on kimberlite exploration, the previously identified Au-PGE anomalies at the Rah prospects will be re-assessed as part of the program.

Mr. Goodall is a member of the Association of Professional Engineers and Geoscientists of British Columbia and graduated from the University of British Columbia with a Bachelor of Science degree in geology in 1984. In his career to date he has been involved in mineral exploration for gold, silver, copper, molybdenum, platinum group elements, base metals and uranium in Canada, the United States, Mexico, Argentina, Ghana and the Solomon Islands.

As President of Global Geological Services he is responsible for international and domestic project development, examination, evaluation and reporting of a variety of mineral deposit types and commodities and supervision and management of exploration projects.

Grant of Options

The Company, subject to regulatory approval, has granted stock options to certain of its directors and employees to purchase up to a total of 40,000 common shares in the capital of the Company exerciseable for a period of five years ending 5th February, 2007, at a price of $0.28 per share. The options will be legended with the required four month hold period.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Closing of Otish Mountain and Cor Hill property acquisitions

The Canadian Venture Exchange has accepted for filing the Sub Option agreement with Denstone Ventures Ltd announced on 22nd January, 2002, to acquire a 60% interest in the Cor Hill Property, NWT and the Letter of Agreement with Hunter Exploration Group announced on 17th January, 2002, to acquire a 100% interest in Block #23 in the Otish Mountain, Quebec.

Under the terms of the Agreement with Denstone the Company has issued 50,000 shares which are subject to a four month hold period to 5th June, 2002. Under the Letter of Agreement with Hunter Exploration the Company has issued 200,000 shares which are subject to a four month hold period to 4th June, 2002. In addition the Company has issued 20,000 shares to TransMax Investments as a finders fee which are also subject to a hold period to 4th June, 2002.

Appointment of Consulting Geologist

The Company has appointed Mr. Geoffrey Goodall, President of Global Geological Services Inc., as consulting geologist to oversee the Company's proposed exploration programs on its recently acquired Cor Hill Au-PGE-Diamond Project in the Great Bear Lake area, NWT and its Otish Mountain Diamond Prospect in Quebec. While the emphasis of the program on the Cor Hill property will be on kimberlite exploration, the previously identified Au-PGE anomalies at the Rah prospects will be re-assessed as part of the program.

Mr. Goodall is a member of the Association of Professional Engineers and Geoscientists of British Columbia and graduated from the University of British Columbia with a Bachelor of Science degree in geology in 1984. In his career to date he has been involved in mineral exploration for gold, silver, copper, molybdenum, platinum group elements,

base metals and uranium in Canada, the United States, Mexico, Argentina, Ghana and the Solomon Islands.

As President of Global Geological Services he is responsible for international and domestic project development, examination, evaluation and reporting of a variety of mineral deposit types and commodities and supervision and management of exploration projects.

Grant of Options

The Company, subject to regulatory approval, has granted stock options to certain of its directors and employees to purchase up to a total of 40,000 common shares in the capital of the Company exerciseable for a period of five years ending 5th February, 2007, at a price of $0.28 per share. The options will be legended with the required four month hold period.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICERS

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change report referred to herein
DATED at Vancouver, Britiah Columbia, this 11th day of February, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Sgd. "Peter Bryant"

Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

Vancouver, British Columbia
Place

PROSPECTOR CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street., Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

22nd January, 2002 **Canadian Venture Exchange Symbol - PRR**

PROSPECTOR CONSOLIDATED AND DENSTONE TO EXPLORE CORHILL PROPERTY FOR DIAMONDS

Prospector Consolidated Resources Inc. (the "Company") announces that it has today entered into an option agreement (the "Agreement) with **Denstone Ventures Ltd. (CDNX: DST)** whereby the Company may purchase a 60% interest in the ***Corhill Property*** in the Great Bear Lake area of the Northwest Territories which is the subject of two separate option agreements which Denstone has to acquire a 100 per cent interest in two exploration permits (the "Permit Area") and two mineral claims ("the Claim Area").

The two exploration permits and two mineral claims cover 42,460 acres and are located approximately 160 kms west of the Coronation Gulf Diamond District that includes recent diamondiferous kimberlite discoveries by Ashton Mining of Canada Inc. The Corhill property is located on the northeast shore of Great Bear Lake, 430 km northwest of Yellowknife. Port Radium is located 80 km to the south.

Previous work conducted on, and immediately east of the property, consisted of one regional till sample line. A series of 5 km spaced, 25 kg till samples were acquired and found to contain kimberlitic indicator minerals that include G-9 garnets and chrome-diopside. The companies feel that the property is prospective for diamonds and will conduct a minimum $150,000 exploration program commencing as soon as conditions allow.

In addition to the diamond potential of the property, the exploration permit and claims overlie a 12 km strike length of the Fault River fault where numerous high grade gold and platinum group metal (PGE) occurrences are located. These documented showings will also be evaluated as part of the overall exploration program.

Under the terms of the Agreement, to earn its 60% interest, the Company is required to pay Denstone $15,000 upon signing (done) and a further $20,000 on or before January 30, 2002, and must issue to Denstone 50,000 shares within 5 business days of acceptance of this Agreement for filing by the Exchange. The Company must also incur exploration expenditures on the property of not less that $150,000 by December 31, 2002.

Thereafter, pursuant to the agreements which Denstone has with the vendors, the Company will be required to incur 60% of the following additional exploration expenditures:

(a) $125,000 on the Permit Area on or before May1, 2004;
(b) $125,000 on the Claim Area on or before May 1, 2004;
(c) $500,000 on the Permit Area on or before May 1, 2005; and
(d) $500,000 on the Claim Area on or before May 1, 2005.

Also under Denstone's agreement, the properties are subject to a 2% net smelter return royalty on all metals and a 2% gross overriding royalty on any diamond production.

On behalf of the Board

"Peter Bryant"

Peter Bryant, President

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

FORM 53-901F.
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

January 22, 2002

ITEM 3. PRESS RELEASE

January 22, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has entered into an option agreement (the "Agreement) with Denstone Ventures Ltd. whereby the Company may purchase a 60% interest in the ***Corhill Property*** in the Great Bear Lake area of the Northwest Territories which is the subject of two separate option agreements which Denstone has to acquire a 100 per cent interest in two exploration permits (the "Permit Area") and two mineral claims ("the Claim Area").

The two exploration permits and two mineral claims cover 42,460 acres and are located approximately 160 kms west of the Coronation Gulf Diamond District that includes recent diamondiferous kimberlite discoveries by Ashton Mining of Canada Inc. The Corhill property is located on the northeast shore of Great Bear Lake, 430 km northwest of Yellowknife. Port Radium is located 80 km to the south.

Previous work conducted on, and immediately east of the property, consisted of one regional till sample line. A series of 5 km spaced, 25 kg till samples were acquired and found to contain kimberlitic indicator minerals that include G-9 garnets and chrome-diopside. The companies feel that the property is prospective for diamonds and will conduct a minimum $150,000 exploration program commencing as soon as conditions allow.

In addition to the diamond potential of the property, the exploration permit and claims overlie a 12 km strike length of the Fault River fault where numerous high grade gold and platinum group metal (PGE) occurrences are located. These documented showings will also be evaluated as part of the overall exploration program.

Under the terms of the Agreement, to earn its 60% interest, the Company is required to pay Denstone $15,000 upon signing (done) and a further $20,000 on or before January 30, 2002, and must issue to Denstone 50,000 shares within 5 business days of acceptance of this Agreement for filing by the Exchange. The Company must also incur exploration expenditures on the property of not less that $150,000 by December 31, 2002.

Thereafter, pursuant to the agreements which Denstone has with the vendors, the Company will be required to incur 60% of the following additional exploration expenditures:

(a) $125,000 on the Permit Area on or before May1, 2004;
(b) $125,000 on the Claim Area on or before May 1, 2004;
(c) $500,000 on the Permit Area on or before May 1, 2005;
(d) $500,000 on the Claim Area on or before May 1, 2005.

Also pursuant Denstone's agreement, the properties are subject to a 2% net smelter return royalty on all metals and a 2% gross overriding royalty on any diamond production.

ITEM 5. <u>FULL DESCRIPTION OF MATERIAL CHANGE</u>

The Company has entered into an option agreement (the "Agreement) with Denstone Ventures Ltd. whereby the Company may purchase a 60% interest in the ***Corhill Property*** in the Great Bear Lake area of the Northwest Territories which is the subject of two separate option agreements which Denstone has to acquire a 100 per cent interest in two exploration permits (the "Permit Area") and two mineral claims ("the Claim Area").

The two exploration permits and two mineral claims cover 42,460 acres and are located approximately 160 kms west of the Coronation Gulf Diamond District that includes recent diamondiferous kimberlite discoveries by Ashton Mining of Canada Inc. The Corhill property is located on the northeast shore of Great Bear Lake, 430 km northwest of Yellowknife. Port Radium is located 80 km to the south.

Previous work conducted on, and immediately east of the property, consisted of one regional till sample line. A series of 5 km spaced, 25 kg till samples were acquired and found to contain kimberlitic indicator minerals that include G-9 garnets and chrome-diopside. The companies feel that the property is prospective for diamonds and will conduct a minimum $150,000 exploration program commencing as soon as conditions allow.

In addition to the diamond potential of the property, the exploration permit and claims overlie a 12 km strike length of the Fault River fault where numerous high grade gold and platinum group metal (PGE) occurrences are located. These documented showings will also be evaluated as part of the overall exploration program.
Under the terms of the Agreement, to earn its 60% interest, the Company is required to pay Denstone $15,000 upon signing (done) and a further $20,000 on or before January 30, 2002, and must issue to Denstone 50,000 shares within 5 business days of acceptance of this Agreement for filing by the Exchange. The Company must also incur exploration expenditures on the property of not less that $150,000 by December 31, 2002.

Thereafter, pursuant to the agreements which Denstone has with the vendors, the Company will be required to incur 60% of the following additional exploration expenditures:

(e) $125,000 on the Permit Area on or before May1, 2004;
(f) $125,000 on the Claim Area on or before May 1, 2004;
(g) $500,000 on the Permit Area on or before May 1, 2005;
(h) $500,000 on the Claim Area on or before May 1, 2005.

Also pursuant Denstone's agreement, the properties are subject to a 2% net smelter return royalty on all metals and a 2% gross overriding royalty on any diamond production.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICERS

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change report referred to herein.
DATED at Vancouver, British Columbia, this 23rd day of January, 2002.

PROSPECTOR INTERNATIONAL RESOURCES INC.

Sgd "Peter Bryant"

Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

Vancouver, British Columbia
Place

PROSPECTOR CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street., Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

18th January, 2002 **Canadian Venture Exchange Symbol – PRR**

Grant of Options

The Company, subject to regulatory approval, has granted stock options to certain of its directors and employees to purchase up to a total of 275,000 common shares in the capital of the Company exerciseable for a period of five years ending 16th January, 2007, at a price of $0.15 per share. The options will be legended with the required four month hold period.

Otish Mountian – Diamond Play Acquisition

The Company advises in regard to the announcement made yesterday of the Agreement to acquire a 100 per cent interest in a block of claims in the Otish Mountain diamond area of central Quebec that, subject to Canadian Venture Exchange approval, a finders fee to be satisfied by the issue of 20,000 shares and payment of $2,500 is payable on the transaction.

On behalf of the Board

"Peter Bryant"

Peter Bryant, President

FORM 53-901F.
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

January 18, 2002

ITEM 3. PRESS RELEASE

January 18, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

Grant of Options

The Company, subject to regulatory approval, has granted stock options to certain of its directors and employees to purchase up to a total of 275,000 common shares in the capital of the Company exerciseable for a period of five years ending 16th January, 2007, at a price of $0.15 per share. The options will be legended with the required four month hold period.

Otish Mountian – Diamond Play Acquisition

The Company advises in regard to the announcement made on January 17, 2002, of the Agreement to acquire a 100 per cent interest in a block of claims in the Otish Mountain diamond area of central Quebec that, subject to Canadian Venture Exchange approval, a finders fee to be satisfied by the issue of 20,000 shares and payment of $2,500 is payable on the transaction.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE
Grant of Options

The Company, subject to regulatory approval, has granted stock options to certain of its directors and employees to purchase up to a total of 275,000 common shares in the capital of the Company exerciseable for a period of five years ending 16th January, 2007, at a

price of $0.15 per share. The options will be legended with the required four month hold period.

Otish Mountian – Diamond Play Acquisition

The Company advises in regard to the announcement made on January 17, 2002, of the Agreement to acquire a 100 per cent interest in a block of claims in the Otish Mountain diamond area of central Quebec that, subject to Canadian Venture Exchange approval, a finders fee to be satisfied by the issue of 20,000 shares and payment of $2,500 is payable on the transaction.

ITEM 6. **RELIANCE ON SECTION 85(2) OF THE ACT**

N/A

ITEM 7. **OMITTED INFORMATION**

N/A

ITEM 8. **SENIOR OFFICERS**

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change report referred to herein.
DATED at Vancouver, British Columbia, this 22nd day of January, 2002.

PROSPECTOR INTERNATIONAL RESOURCES INC.

Sgd "Peter Bryant"

Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

Vancouver, British Columbia
Place

PROSPECTOR CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street., Vancouver, B.C.,V6B 3H7 * Tel 604 687 8863 * Fax 604 687 6830

17th January, 2002 **Canadian Venture Exchange Symbol – PRR**

Otish Mountain Quebec – Diamond Play Acquisition

The Company is pleased to announce an Agreement to acquire a 100 per cent interest in a block of claims located in the Otish Mountain diamond area of central Quebec as a strategic step in establishing a presence in the emerging Quebec Otish diamond play. The confirmation of title is subject to final approval from the Ministry of Natural Resources Quebec.

The property is situated approximately 45 kilometers west of the recent kimberlite discoveries by Ashton Mining/Soquem and immediately adjacent to the west of Majescor/BHP's Portage Property. Majescor has stated that the source of its indicator mineral anomalies may be related to major dykes of Proterozoic age which similarly exist on the Company's property. These mafic dyke systems signify deep penetrative structural zones of weakness strongly associated with kimberlite emplacement.

Under the terms of the Agreement the Company is to acquire a 100 per cent interest in the claims from Hunter Exploration Group by making an immediate cash payment of $5,000 (done) and a further payment of $20,000 on or before February 1, 2002. In addition, the Company is to issue Hunter Exploration Group 200,000 common shares within five business days of CDNX approval to the Agreement. The claim block is subject to a 2 per cent gross over-riding royalty on diamond production and a 2 per cent net smelter royalty on the production of any other commodity. Beginning January 16, 2003, the property is subject to a $15,000 annual advance royalty payment.

On behalf of the Board

"Peter Bryant".

Peter Bryant, President

FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

January 17, 2002

ITEM 3. PRESS RELEASE

January 17, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced an Agreement to acquire a 100 per cent interest in a block of claims located in the Otish Mountain diamond area of central Quebec as a strategic step in establishing a presence in the emerging Quebec Otish diamond play. The confirmation of title is subject to final approval from the Ministry of Natural Resources Quebec.

The property is situated approximately 45 kilometers west of the recent kimberlite discoveries by Ashton Mining/Soquem and immediately adjacent to the west of Majescor/BHP's Portage Property. Majescor has stated that the source of its indicator mineral anomalies may be related to major dykes of Proterozoic age which similarly exist on the Company's property. These mafic dyke systems signify deep penetrative structural zones of weakness strongly associated with kimberlite emplacement.

Under the terms of the Agreement the Company is to acquire a 100 per cent interest in the claims from Hunter Exploration Group by making an immediate cash payment of $5,000 (done) and a further payment of $20,000 on or before February 1, 2002. In addition, the Company is to issue Hunter Exploration Group 200,000 common shares within five business days of CDNX approval to the Agreement. The claim block is subject to a 2 per cent gross over-riding royalty on diamond production and a 2 per cent net smelter royalty on the production of any other commodity. Beginning January 16, 2003, the property is subject to a $15,000 annual advance royalty payment.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced an Agreement to acquire a 100 per cent interest in a block of claims located in the Otish Mountain diamond area of central Quebec as a strategic step in establishing a presence in the emerging Quebec Otish diamond play. The confirmation of title is subject to final approval from the Ministry of Natural Resources Quebec.

The property is situated approximately 45 kilometers west of the recent kimberlite discoveries by Ashton Mining/Soquem and immediately adjacent to the west of Majescor/BHP's Portage Property. Majescor has stated that the source of its indicator mineral anomalies may be related to major dykes of Proterozoic age which similarly exist on the Company's property. These mafic dyke systems signify deep penetrative structural zones of weakness strongly associated with kimberlite emplacement.

Under the terms of the Agreement the Company is to acquire a 100 per cent interest in the claims from Hunter Exploration Group by making an immediate cash payment of $5,000 (done) and a further payment of $20,000 on or before February 1, 2002. In addition, the Company is to issue Hunter Exploration Group 200,000 common shares within five business days of CDNX approval to the Agreement. The claim block is subject to a 2 per cent gross over-riding royalty on diamond production and a 2 per cent net smelter royalty on the production of any other commodity. Beginning January 16, 2003, the property is subject to a $15,000 annual advance royalty payment.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICERS

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change report referred to herein.
DATED at Vancouver, British Columbia, this 22nd day of January, 2002.

PROSPECTOR INTERNATIONAL RESOURCES INC.

Sgd "Peter Bryant"

Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

Vancouver, British Columbia
Place